AMENDMENT TO THE CERTIFICATE OF INCORPORATION
OF
iVoice Technology, Inc.

iVoice Technology, Inc., a corporation organized and existing under the laws of the State of New Jersey (the “Corporation”), hereby certifies as follows:

1. The name of the corporation is iVoice Technology, Inc.  The Certificate of Incorporation of the Corporation was filed by the New Jersey Treasurer on November 10, 2004.

2. An Amended and Restated Certificate of Incorporation was filed by the New Jersey Treasurer on January 11, 2005.

3.           This Amendment to the Certificate of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on July 24, 2009, and pursuant to the New Jersey Business Corporation Act of the State of New Jersey (the “Corporation Law”).

4. The Amendment to the Certificate of Incorporation herein certified effects the following changes: Article III, Class B Common Stock Shares shall be deleted and entirely restated.  To accomplish the foregoing amendment, Article III, Class B Common Stock Shares of the Certificate of Incorporation is hereby deleted in its entirety and replaced with a new paragraph to read as follows:

Class B Common Stock Shares.  The par value of each share of the Class B Common Stock shall be $.01.  Each holder of Class B Common Stock shall have the right to convert each share of Class B Common Stock into the number of Class A Common Stock calculated by dividing the number of Class B Common Stock being converted by eighty percent (80%) of the lowest price that the Company had ever issued its Class A Common Stock.  Every holder of the outstanding shares of the Class B Common Stock Shares shall be entitled on each matter to cast the number of votes equal to the number of Class A Common Stock Shares that would be issued upon the conversion of the Class B Common Stock Shares held by that holder, had all of the outstanding Class B Common Stock Shares held by that holder been converted on the record date used for purposes of determining which shareholders would vote in such an election.  With respect to all matters upon which shareholders are entitled to vote or to which shareholders are entitled to give consent, the holders of the outstanding shares of Class B Common Stock Shares shall vote together with Class A Common Stock Shares without regard to class, except as to those matters on which separate class voting is required by applicable law.  There shall be no cumulative voting by shareholders.  Each Class B Common Stock Share shall receive dividends or other distributions, as declared, equal to the number of Class A Common Stock Shares that would be issued upon the conversion of the Class B Common Stock Shares, had all of the outstanding Class B Common Stock Shares been converted on the record date established for the purposes distributing any dividend or other shareholder distribution.  The holders of the Class B Common Stock shares shall have the right to elect, at the holder’s sole discretion, the redemption for cash by the Corporation at the rate of $1.00 for each Class B Share presented to the Corporation for redemption.

I, the undersigned officer of iVoice Technology, Inc., certify that the foregoing Amendment to the Certificate of Incorporation of iVoice Technology, Inc. sets forth the Amendment to the Certificate of Incorporation of the said Corporation as of the 24th day of July 2009.

By:  _______________________________
Jerome Mahoney
President